Edwards Lifesciences Corporation
Conflict Minerals Report
For the Year Ended December 31, 2014

Company Overview
Edwards Lifesciences Corporation (“Edwards,” and also referred to as “we,” “us,” or “our”) is the global leader in the science of heart valves and hemodynamic monitoring. Driven by a passion to help patients, Edwards partners with clinicians to develop innovative technologies in the areas of structural heart disease and critical care monitoring, enabling them to save and enhance lives. Our products and technologies are categorized into three mains areas: Transcatheter Heart Valve Therapy; Surgical Heart Valve Therapy, which includes Cardiac Surgery Systems; and Critical Care.
Background
In August 2012, pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to the use of conflict minerals, the Securities and Exchange Commission adopted a new specialized disclosure report, or Form SD, and Section 13(p) of the Securities Exchange Act of 1934 (the “SEC regulations”). The SEC regulations require that if a registrant is unable to determine that the conflict minerals (as defined below) necessary to the functionality or production of its products did not originate in the Democratic Republic of Congo (the “DRC”) or surrounding regions (the “covered countries”) or that its conflict minerals did come from recycled or scrap sources, it must file a conflict minerals report as an exhibit to its Form SD and make it publicly available on its website. For purposes of this conflict minerals report (this “Report”), “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.
This Report relates to the process undertaken for Edwards’ products that were manufactured, or contracted to be manufactured, during 2014 and that contain conflict minerals.
Executive Summary
Based on information provided by our suppliers and manufacturers, conflict minerals are not necessary to the functionality or production of Transcatheter Heart Valve Therapy products and Surgical Heart Valve Therapy products (except for certain Cardiac Surgery Systems products), but are necessary to the functionality or production of certain of our Critical Care products. Following the reasonable country of origin inquiry (“RCOI”) and due diligence process described below, we have no reason to believe that conflict minerals necessary to the functionality or production of these Critical Care and Cardiac Surgery Systems products directly or indirectly finance or benefit armed groups in the covered countries.
Management Systems
Edwards has established a management system for Conflict Minerals. As part of this process, we created a Conflict Minerals Team that includes Edwards’ senior leaders. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program. We are establishing a system of controls over the Edwards' mineral supply chain, including the RCOI and due diligence procedures described below. A company-wide grievance mechanism is available, through which our employees and suppliers can report a violation of our policies, and we maintain an e-mail address (conflict_minerals@edwards.com) for suppliers and employees to ask questions and voice concerns. We are implementing a process to assess and mitigate risks identified by employees, suppliers, customers, or the media, which includes reporting of the risk to a designated member of senior leadership team.

Reasonable Country of Origin Inquiry (RCOI)
An RCOI was executed with 75 affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by Edwards in 2014. Edwards' RCOI process was designed to include 100% of parts and materials necessary to the functionality or production of products manufactured by Edwards in 2014 that contain conflict minerals.
Affected suppliers and original manufacturers were contacted, provided with Edwards' conflict minerals policy, and requested to provide conflict minerals data in the Conflict Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template.
After review of the responses, 235 smelters were identified as conflict minerals smelters consistent with the smelter definitions agreed upon by industry and the audit protocols published by the CFSI.
After directly contacting all 235 smelters and performing a risk assessment regarding their responses, 30 smelters were identified either to source, or there was reason to believe they source, conflict minerals from the covered countries. This assessment was based on information obtained directly from the smelters and other public information available at the time.
In accordance with the SEC regulations, Edwards was required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a Nationally or Internationally Recognized Due Diligence Framework.
Design of Due Diligence
Edwards designed its due diligence measures to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten, and gold.
Conflict Minerals Policy
Our policy is publicly available on our website at: http://ht.edwards.com/scin/edwards/sitecollectionimages/edwards/newsroom/conflictmineralspolicy.pdf
Due Diligence Results - Smelters
Of the 30 smelters identified to source, or whom Edwards has reason to believe source, conflict minerals from the covered countries, 28 smelters are recognized as conflict free by the Conflict Free Smelter Program (“CFSP”) and listed on the CFSP’s website as conflict-free certified.
Edwards contacted the remaining two smelters. Both smelters have committed to becoming conflict-free certified and are active on the CFSI list. These two smelters were also reviewed against information publicly available at that time to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in the covered countries. This risk assessment included a review of the 2014 interim and 2015 final reports by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project, Global Witness, and Southern Africa Resource Watch, Radio Okapi (the UN funded news organization in the conflict region of the DRC), and a general search of the Internet. Neither of these two uncertified smelters, nor any other smelter in Edwards’ supply chain, was identified as directly or indirectly financing or benefiting armed groups in the covered countries.

Facility and Mine Information
At the end of the 2014 reporting period, the definition of a “smelter” was still in discussion by the CFSI and industry leaders, and the final definition of a smelter had not yet been agreed upon for all metals. Potential facilities (refineries or smelters) that have been identified to source, or those which we have reason to believe source, conflict minerals from the covered countries, and are not conflict-free certified, include one gold refinery and one tungsten smelter. One of these facilities is in China and the other is in Austria. Both of these facilities are actively pursuing conflict-free certification and are listed as active in the CFSI program.
Information on the mines used by these facilities is not publicly available and was not disclosed by these facilities.
Steps to be Taken to Mitigate Risk
We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could finance or benefit armed groups in the covered countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.
Continue to drive our suppliers to obtain current, accurate, and complete information about their smelters and refiners of conflict minerals and providing education regarding Edwards’ conflict minerals requirements;

c.	Engage directly (or indirectly through suppliers) smelters sourcing from the covered countries to become conflict-free certified by the CFSP.

Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by Edwards. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our declaration.
These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter not being finalized by the end of the 2014 reporting period, confusion by suppliers over requirements of the SEC regulations, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conflict free smelter audits, DRC-sourced materials being declared secondary materials, illegally tagged DRC conflict minerals being introduced into the supply chain, companies going out of business in 2014, certification programs not being equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the covered countries.

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